

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2024

John Hollister
Chief Financial Officer
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020

> **Re: GLOBALFOUNDRIES Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed April 29, 2024**
> **Form 6-K Furnished May 7, 2024**
> **File No. 001-40974**

Dear John Hollister:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing